UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                           U.S. Telesis Holdings, Inc.
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

           Delaware                                        62-0201385
-------------------------------------       ------------------------------------
  (State or Other Jurisdiction of           (I.R.S. Employer Identification No.)
  Incorporation or Organization)

      P.O. Box 415 Boston, MA                                02117
    -----------------------------           ------------------------------------
(Address of Principal Executive Offices)                   (Zip Code)

                                 (617) 536-2070
--------------------------------------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)


Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class                Name of Each Exchange On Which
        To be So Registered                Each Class Is To Be Registered
        -------------------                ------------------------------

             None                                       None
-----------------------------------     ----------------------------------------

-----------------------------------     ----------------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
--------------------------------------------------------------------------------
                                (Title of Class)


--------------------------------------------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS
                                -----------------

                                                                           PAGE
                                                                           ----


PART I.........................................................................1

   Item 1.  Description of Business............................................1
              Selection of Business............................................1
              Acquisition of Business..........................................2
              Operation of Business After Acquisition..........................3
              Competition......................................................3
              Employees........................................................4
   Item 2.  Management's Discussion and Analysis or Plan of Operation..........4
              Plan of Operation................................................4
   Item 3.  Description of Property............................................4
   Item 4.  Security Ownership of Certain Beneficial Owners and Management.....4
   Item 5.  Directors and Executive Officers...................................5
   Item 6.  Executive Compensation.............................................6
   Item 7.  Certain Relationships and Related Transactions.....................6
   Item 8.  Description of Securities..........................................6

PART II........................................................................8

   Item 1.  Market Price of and Dividends on the Registrant's Common Equity
            and Other Shareholder Matters......................................8
   Item 2.  Legal Proceedings..................................................9
   Item 3.  Changes in and Disagreements With Accountants......................9
   Item 4.  Recent Sales of Unregistered Securities............................9
   Item 5.  Indemnification of Directors and Officers.........................10

PART F/S.....................................................................F-1


PART III......................................................................11

   Item 1.  Index to Exhibits.................................................11
   Item 2.  Description of Exhibits...........................................11

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS.

U.S. Telesis Holdings, Inc. (the "Company"), formerly U.S. Telesis, Inc., was incorporated under the laws of the state of Delaware on August 25, 1998. In a merger agreement dated May 20, 1999, U.S. Telesis, Inc. merged with and into Woodland Communications Group, Inc. and thereafter on June 3, 1999, Woodland Communications Group, Inc. changed its name to U.S. Telesis Holdings, Inc.

The Company was organized to provide diverse telecommunications products and services to the small and medium business community in the southeastern United States and to develop a niche market strategy of reselling long distance services ("switchless services") to the electrical cooperative community. These services were anticipated to include 1 + calling, operator assisted calling, and debit card usage. As a result of the dramatic decline in the telecommunications industry, the Company has abandoned its business objective to provide such telecommunications products and services.

The Company's present plan is to become a current reporting company under the Securities Exchange Act of 1934 ("34 Act") and to identify and complete a merger or acquisition with a private entity whose business presents an opportunity for the Company's stockholders. The Company's management will review and evaluate business ventures for possible mergers or acquisitions. The Company has not yet entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in such a transaction, as of the date of this filing. Further, the business objectives discussed herein are extremely general and are not intended to restrict the discretion of the Company's management. A decision to participate in a specific business will be made based upon a Company analysis of the quality of the prospective business opportunity's management and personnel, asset base, the anticipated acceptability of the business' products or marketing concepts, the merit of a business plan, and numerous other factors which are difficult, if not impossible, to analyze using any objective criteria.

Selection of Business

The Company is now considering business opportunities either through merger or acquisitions that might create value for our stockholders. We have no day-to-day operations at the present time. The officers and directors of the Company devote limited time and attention to the affairs of the Company. Management has adopted a conservative policy of seeking opportunities that it considers to be of exceptional quality. As a result of that policy the Company may have to wait some time before consummating a suitable transaction. Management recognizes that the higher the standards it imposes upon itself, the greater may its competitive disadvantages be when vying with other acquiring interests or entities. The Company does not intend to restrict its consideration to any particular business or industry segment, and the Company may consider, among others, finance, brokerage, insurance, transportation, communications, research and development, biotechnology, service, natural resources, manufacturing or high-technology. However, due to the Company's limited financial resources, the scope and number of suitable candidate business ventures available is limited, and most likely the Company will not be able to participate in more than a single business venture. Accordingly, it is anticipated that the Company will not be able to diversify, but may be limited to one merger or acquisition. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another.

The decision to participate in a specific business opportunity will be made upon management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific venture may not necessarily be indicative of the potential for the future because of the necessity to substantially shift a marketing approach, expand operations, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the management of a business opportunity to identify such problems and to implement, or be primarily responsible for the implementation of, required changes. Since the Company may participate in a business opportunity with a newly organized business or with a business which is entering a new phase of growth, it should be emphasized that the Company may incur risk due to the failure of the target's management to have proven its abilities of effectiveness, or the failure to establish a market for the target's product or services, or the failure to realize profits.

We will not acquire or merge with any company for which audited financial statements cannot be obtained. It may be anticipated that any opportunity in which the Company participates will present certain risks. Many of these risks cannot be adequately identified prior to selection of the specific opportunity, and the Company's stockholders must, therefore, depend on the ability of management to identify and evaluate such risk. In the case of some of the opportunities available to the Company, it may be anticipated that the founders thereof have been unable to develop a going concern or that such business is in its development state in that it has not generated significant revenues from its principal business activities prior to the Company's participation.

Acquisition of Business

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. On the consummation of a transaction, it is possible that the present management and stockholders of the Company will not be in control of the Company. In addition, the Company's two officers and directors may, as part of the terms of the acquisition transaction, resign and be replaced by new officers and directors without a vote of the Company's stockholders.

The Company anticipates that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at a specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under
Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the stockholders of the Company would retain 20% or less of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such stockholders.

As a part of our investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management. With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company that target company stockholders would acquire in exchange for their stockholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's stockholders will in all likelihood hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then stockholders.

Operation of Business After Acquisition

The Company's operation following its merger or acquisition of a business will be dependent on the nature of the business and the interest acquired. The Company is unable to determine at this time whether the Company will be in control of the Company following the acquisition. It may be expected that the business will present various challenges that cannot be predicted at the present time.

Competition

The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experience in business. There is no assurance that the Company will be successful in obtaining suitable business opportunities.

Employees

The Company currently has no employees. Our executive officers devote as much time to the affairs of the Company as they deem appropriate. Management of the Company expects to use consultants, attorneys, and accountants as necessary, and does not anticipate a need to engage any full-time employees as long as business needs are being identified and evaluated. The need for employees and their availability will be addressed in connection with a decision concerning whether or not to acquire or participate in a specific business venture.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

The Company has not had revenues from operations in each of the last two fiscal years. The sole revenue of the Company during the last two fiscal years was derived exclusively from interest income.

The Company intends to become a reporting company that reports to the Securities and Exchange Commission under the 34 Act. The Company intends to identify and complete a merger or acquisition with a private entity whose business presents an opportunity for the Company's stockholders. The Company's management will review and evaluate business ventures for possible mergers or acquisitions. The Company's management will analyze the quality of the prospective business opportunity's management and personnel, asset base, the anticipated acceptability of business' products or marketing concepts, the merit of a business plan, and numerous other factors. The Company's principal goals will be to create and maximize value for our stockholders.

Since the Company's business plan is to become a reporting company and the Company currently has no operations or operating expenses, management believes its current cash balance of $41,757 as of March 31, 2003 is sufficient to satisfy its cash requirements for the next twelve months.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company maintains a mailing address at P.O. Box 415, Boston, MA 02117, which the Company believes is adequate to meet its needs at this time.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of May 19, 2003, information regarding the beneficial ownership of shares by each person known by the Company to own five percent or more of the outstanding shares of the Company:

Title Of Class           Name And Address Of Beneficial     Amount And           Percent Of Class
                         Owner                              Nature Of
                                                            Beneficial Owner
------------------------ ---------------------------------- -------------------- -----------------
Common Stock             Belle Group, Ltd.                  1,226,850(1)         23.50%
                         23679 Calabasas Road #412
                         Calabasas, CA 91302

------------------------ ---------------------------------- -------------------- -----------------
Common Stock             Robert Prag                        526,850 (2)          10.09%
                         2455 El Amigo Road
                         DelMar, CA  92014
------------------------ ---------------------------------- -------------------- -----------------

The following table sets forth, as of May 19, 2003, information regarding the beneficial ownership of shares by each of the directors and officers of the Company and by the directors and officers as a group:

Title Of Class           Name And Address Of Beneficial     Amount And           Percent Of Class
                         Owner                              Nature Of
                                                            Beneficial Owner
------------------------ ---------------------------------- -------------------- -----------------
Common Stock             Nicholas Rigopulos                 406,125              7.78%
                         41 Commonwealth Avenue #4
                         Boston, MA  02116
------------------------ ---------------------------------- -------------------- -----------------
Common Stock             Jules Benge Prag IV, PhD.          15,000 (3)           0.29%
                         220 W. 8th Street
                         Claremont, CA 91711
------------------------ ---------------------------------- -------------------- -----------------
                         All Officers and Directors as      421,125              8.06%
                         a Group
------------------------ ---------------------------------- -------------------- -----------------

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

Mr. Nicholas C. Rigopulos, age 44, has been a member of the Board of Directors of the Company since August 1998 and has served as interim Chief Executive Officer of the Company since April 2000. Mr. Rigopulos, from December 2001 to the present, has been a self-employed financial consultant. From August 2000 until December 2001, he was founder and President of Copernicus Systems Inc., a developer of IP enhanced communications infrastructure products. From February 1999 to January 2000, Mr. Rigopulos was a founder and Managing Director of Strategic Capital Partners, LLC, a financial advisory boutique. From November 1997 to January 1999, he was founder and Managing Director of Stamford Capital Partners, LLC, which provided advisory services to emerging technology companies in the areas of business and

-------------------------------------

1 Belle Group, Ltd. holds warrants, as more fully described in Item 8 of this
Part I, that upon exercise will result in the issuance of 150,000 shares.

2 Mr. Robert B. Prag holds warrants, as more fully described in Item 8 of this
Part I, that upon exercise will result in the issuance of 100,000 shares.

3 Mr. Jules Benge Prag IV, PhD. holds warrants, as more fully described in Item 8 of this Part I, that upon exercise will result in the issuance of 5,000 shares.

financial strategy and planning. Between 1989 and 1997, Mr. Rigopulos was Vice President at Salomon Smith Barney, an investment banking firm.

Mr. Jules Benge Prag IV, PhD., age 45, has been a member of the Board of Directors of the Company since August 1998 and has served as Secretary of the Company since April 2000. Mr. Prag, from September 1986 to the present, has been a professor at the Drucker School of Management at Claremont Graduate University. From September 2001 to the present, he has been a professor at Harvey Mudd College. From June 2002 to the present, Mr. Prag has been a consultant/corporate trainer in finance at Southern California Edison.

ITEM 6.  EXECUTIVE COMPENSATION.

Except for the issuance of 300,000 shares of common stock on January 8, 2003 to Nicholas Rigopulos, interim Chief Executive Officer of the Company, valued at $5,700 in lieu of salary, the Company has paid no salaries to its officers and directors for each of the last three completed fiscal years.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Except for the issuance of 300,000 shares of common stock on January 8, 2003 to Nicholas Rigopulos, interim Chief Executive Officer of the Company, valued at $5,700 in lieu of salary, there have been no transactions in the last two years, or proposed transactions, to which the Company was or is to be a party, in which any director, executive officer, nominee for election as a director, security holder or member of the immediate family of any of the aforementioned persons, had, or is to have, a direct or indirect material interest.

ITEM 8.  DESCRIPTION OF SECURITIES.

The Company is authorized to issue up to 50,000,000 shares of common stock, par value $.001 per share and up to 1,000,000 shares of preferred stock, par value $.001 per share.

Currently, there are 5,221,810 shares of common stock, par value $.001, issued and outstanding. The Company has not previously declared or paid any dividends on its common stock and does not anticipate declaring any dividends in the foreseeable future.

Currently, there are no shares of preferred stock issued or outstanding. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Company's Board of Directors, and may include voting rights, preferences, privileges and restrictions pertaining to any wholly unissued series. By resolution dated October 12, 1999, the Company separately designated, but did not issue, 8,000 shares of preferred stock as Series A Redeemable Convertible Preferred Stock with a stated value of $1,000 per share. The redemption price is $1,300 per share plus accumulated dividends. The shares are also convertible into common stock calculated on a formula based on the trading prices of the common stock.

Currently, there are 1,694,333 warrants outstanding which upon exercise at a price per share equal to $0.03 would result in the issuance of 1,694,333 shares of the Company's common stock and 1,694,333 additional warrants exercisable at a price per share equal to $0.05. If exercised, the warrants exercisable at $0.05 would result in the issuance of an additional 1,694,333 shares of the Company's common stock.

The Company has the right to call the warrants which can be exercised at a price per share equal to $0.03 if the average stock price of the Company is traded at a 20% premium in relation to the exercise price for 20 consecutive trading days.

                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Currently, there are 5,221,810 shares of common stock, par value $.001, issued and outstanding. The Company's common stock is eligible for trading on the pink sheets. Since October 24, 2002 there have been no trades in the Company's common stock. The Company anticipates that trading in its common stock will resume once it becomes a reporting company under the 34 Act.

Currently, there are 1,694,333 warrants outstanding which upon exercise at a price per share equal to $0.03 would result in the issuance of 1,694,333 shares of the Company's common stock and 1,694,333 additional warrants exercisable at a price per share equal to $0.05. If exercised, the warrants exercisable at $0.05 would result in the issuance of an additional 1,694,333 shares of the Company's common stock.

Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") allows for the sale of restricted securities in limited quantities without requiring the securities to be registered. Restricted securities are generally those which are first issued in a private placement exempt from registration and which bear a restrictive legend. Rule 144 generally applies to corporate insiders and buyers of private placement securities that were not sold under Securities and Exchange Commission registration statement requirements.

Under Rule 144, restricted securities may be sold to the public without full registration (the restriction lapses upon transfer of ownership) if the following conditions are met:

         1. The shares proposed to be sold must be beneficially owned for a period of one year and the full purchase price for such shares shall have been paid.

         2. The amount of shares to be sold are subject to the volume limitations of paragraph (e) of Rule 144 (the greater of one percent (1%) of the class of shares outstanding as shown on the issuer's most recent report or the average weekly reported volume of trading in such securities on all national securities exchanges for the four calendar weeks preceding the filing of the Form 144). Please note that the OTC Bulletin Board is not considered a "national securities exchange".

         3. The issuer must be a reporting company and have filed all reports required to be filed by it during the twelve (12) months preceding such sale.

         4. The selling shareholder must file a completed and executed Form 144 Notice of Proposed Sale with the Securities and Exchange Commission.

         5. The broker selling the shares must fully comply with the "manner of sale" provisions of paragraph (f) of Rule 144 and the person selling the securities shall not: (a) solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transactions, or (b) make any payment in connection with the offer or sale of the securities to any person other than the broker who executed the order to sell the securities.

Rule 144(k) of the Securities Act provides for an exemption for the sale of securities that have not been registered and have been held for at least two years by the shareholders who are not affiliates of the issuer. Under Rule 144(k) the shares proposed to be sold must be beneficially owned for a period of two years and the full purchase price for such shares shall have been paid. The selling shareholder may not be an officer, director or beneficial owner of more than 10% of any class of security of the issuer. The selling shareholder may not be an "affiliate" of the issuer, as that term is defined in paragraph (a)(I) of Rule 144, at the time of the sale or for the three months preceding such sale. These securities can be sold without volume or sale limitations.

Therefore, all of the Company's common stock which was issued more than two years ago can be sold by stockholders who are not affiliates of the Company pursuant to Rule 144(k). There is no public offering being proposed by the Company at this time.

The Company acknowledges that it is currently a blank check company. Until the Company becomes an operating company, merges with an operating company, is acquired by an operating company or acquires an operating company, any securities issued by the Company will not be able to be resold under Rule 144 but must be registered under the Securities Act.

There are approximately 108 record holders of the Company's common stock. The Company has not declared any cash dividends. Except for the issuance of 300,000 shares of common stock on January 8, 2003 to Nicholas Rigopulos, interim Chief Executive Officer of the Company, valued at $5,700 in lieu of salary, the Company has no compensation plans (including individual compensation arrangements) under which equity securities of the Company are authorized for issuance.

ITEM 2.  LEGAL PROCEEDINGS.

There is no pending or threatened litigation or other legal proceedings, material or otherwise, nor any claims or assessments with respect to U.S. Telesis Holdings, Inc. at the present time.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

Except for the issuance of 300,000 shares of common stock on January 8, 2003 to Nicholas Rigopulos, interim Chief Executive Officer of the Company, valued at $5,700 in lieu of salary, the Company has not sold any securities within the past three years without registering the securities under the Securities Act. The 300,000 shares issued to Mr. Rigopulos by the Company did not involve any public offering. Therefore, the shares were issued in an exempt transaction pursuant to Section 4(2) of the Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the General Corporation Law of Delaware ("DGCL") provides that directors, officers, employees or agents of Delaware corporations are entitled, under certain circumstances, to be indemnified against expenses (including attorneys' fees) and other liabilities actually and reasonably incurred by them in connection with any suit brought against them in their capacity as a director, officer, employee or agent, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. Section 145 also provides that directors, officers, employees and agents may also be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by them in connection with a derivative suit brought against them in their capacity as such, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made without court approval if such person was adjudged liable to the corporation.

Article Eighth of the Company's Certificate of Incorporation, attached hereto as
Exhibit 2.1, provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

Article Ninth of the Company's Certificate of Incorporation, attached hereto as
Exhibit 2.1, provides that the Company shall indemnify its officers, directors, employees and agents to the extent permitted by the DGCL.

                                    PART F/S

                           U.S. TELESIS HOLDINGS, INC.

                          INDEX TO FINANCIAL STATEMENTS

                     UNAUDITED INTERIM FINANCIAL STATEMENTS
               FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002

                                                                    PAGE
                                                                    ----

Balance Sheet as of March 31, 2003..................................F-2

Statements of Operations for the Three Months
  Ended March 31, 2003 and 2002.....................................F-3

Statement of Changes in Stockholders' Equity
  for the Three Months Ended March 31, 2003.........................F-4

Statements of Cash Flows for the Three Months
  Ended March 31, 2003 and 2002.....................................F-5

Notes to Financial Statements.......................................F-6 to F-9

                       FINANCIAL STATEMENTS FOR THE YEARS
                  ENDED DECEMBER 31, 2002 AND DECEMBER 31, 2001

                                                                    PAGE
                                                                    ----

Report of Independent Auditors'.....................................F-10

Balance Sheet as of December 31, 2002...............................F-11

Statements of Operations for the Years Ended
  December 31, 2002 and 2001........................................F-12

Statements of Changes in Stockholders' Equity
  for the Years Ended December 31, 2002 and 2001....................F-13

Statements of Cash Flows for the Years Ended
  December 31, 2002 and 2001........................................F-14

Notes to Financial Statements.......................................F-15 to F-18

                           U.S. TELESIS HOLDINGS, INC.

                            BALANCE SHEET (UNAUDITED)

                                 MARCH 31, 2003



Current Assets

Cash and cash equivalents                                        $      41,757
                                                                 -------------

Total current assets                                                    41,757
                                                                 -------------
Total Assets                                                            41,757
                                                                 =============

Liabilities and Stockholders' Equity

Current Liabilities

Accrued expenses                                                 $       8,635
                                                                 -------------
Total current liabilities                                                8,635
                                                                 -------------
Total Liabilities                                                        8,635
                                                                 -------------
Commitments and Contingencies (Note 2)

Stockholders' Equity

Preferred stock ($.001 par value, 1,000,000 shares
     authorized, none issued)                                                -

Common stock ($.001 par value, 50,000,000 shares
     authorized, 5,221,810 issued and outstanding)                       5,222
Additional paid-in capital                                           1,398,180
Accumulated deficit                                                 (1,370,280)
                                                                 -------------
Total Stockholders' Equity                                              33,122
                                                                 -------------
Total Liabilities and Stockholders' Equity                       $      41,757
                                                                 =============



         The accompanying notes are an integral part of these statements

                           U.S. TELESIS HOLDINGS, INC.

                            STATEMENTS OF OPERATIONS

         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)



                                                                              2003              2002
                                                                          ------------      ------------

Revenues:

Sales                                                                     $          0      $          0
Interest income                                                                      6                45
                                                                          ------------      ------------

Total revenues                                                                       6                45
                                                                          ------------      ------------


Expenses:

Professional fees                                                                7,500                 -
Other general and administrative expenses                                        9,277             4,542
                                                                          ------------      ------------
Total expenses                                                                  16,777             4,542
                                                                          ------------      ------------
Net loss                                                                  $    (16,771)     $     (4,497)
                                                                          ============      ============

Net loss per common share                                                 $        NIL      $        NIL
                                                                          ============      ============

Weighted average number of common shares
 outstanding                                                                 5,198,477         4,921,810
                                                                          ============      ============






         The accompanying notes are an integral part of these statements

                           U.S. TELESIS HOLDINGS, INC.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

              FOR THE THREE MONTHS ENDED MARCH 31, 2003 (UNAUDITED)


                                       Common Stock .001       Additional                         Total
                                           Par Value            Paid-in       Accumulated      Stockholders'
                                      Shares       Amount       Capital         Deficit           Equity
                                      ------       ------       -------         -------           ------

Balances - January 1, 2003           4,921,810   $    4,922   $ 1,392,780   $( 1,353,509)     $    44,193

Issuance of common stock for
officer's compensation                 300,000          300         5,400                           5,700

Net loss for the three months
ended March 31, 2003                                                        (     16,771)     (    16,771)
                                     ---------   ----------   -----------   ------------      ------------
Balances - March 31, 2003            5,221,810   $    5,222   $ 1,398,180   $( 1,370,280)     $    33,122
                                     =========   ==========   ===========   =============     ===========



         The accompanying notes are an integral part of these statements

                           U.S. TELESIS HOLDINGS, INC.

                            STATEMENTS OF CASH FLOWS

         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)


                                                                       2003                  2002
                                                                   -------------         -------------

Cash flows from operating activities:
Net loss                                                           $    (16,771)         $     (4,497)
                                                                   -------------         -------------
Adjustments to reconcile net loss
to cash used by operating activities

Stock issued for services                                                 5,700                    -

Decrease in accrued expenses:                                            (2,000)                   -
                                                                   -------------         -------------

Total adjustments                                                        (3,700)               (4,497)
                                                                   -------------         -------------
Net cash used by operating activities                                   (13,071)               (4,497)
                                                                   -------------         -------------

Net decrease in cash and cash equivalents                               (13,071)               (4,497)

Cash and cash equivalents, beginning of period                           54,828                66,413
                                                                   -------------         -------------
Cash and cash equivalents, end of period                           $     41,757          $     61,916
                                                                   =============         =============
Supplemental Disclosure of Cash Flow Information:

Cash Paid During the Year for:

Interest expense                                                   $          -          $          -
                                                                   =============         =============
Income taxes                                                       $          -          $          -
                                                                   =============         =============






         The accompanying notes are an integral part of these statements

                           U.S. TELESIS HOLDINGS, INC.

                        NOTES TO THE FINANCIAL STATEMENTS

               FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002


NOTE 1 - General and Summary of Significant Accounting Policies
         ------------------------------------------------------

(A) - Nature of Business
      -------------------

U.S. Telesis Holdings, Inc. (the "Company") was incorporated under the laws of the state of Delaware on August 25, 1998. In a merger agreement dated May 20, 1999, U.S. Telesis, Inc. merged with and into Woodland Communications Group, Inc. and thereafter on June 3, 1999, Woodland Communications Group, Inc. changed its name to U.S. Telesis Holdings, Inc.

The Company was organized to provide diverse telecommunications products and services to the small and medium business community in the southeastern United States and to develop a niche market strategy of reselling long distance services to the electrical cooperative community. As a result of the dramatic decline in the telecommunications industry, the Company has abandoned its business objective to provide such telecommunications products and services.

The Company's present plan is to become a current reporting company under the Securities Exchange Act of 1934 and to identify and complete a merger or acquisition with a private entity whose business presents an opportunity for the Company's stockholders. The Company's management will review and evaluate business ventures for possible mergers or acquisitions. The Company has not yet entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in a transaction, as of the date of this filing.

The Company anticipates that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at a specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under
Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the stockholders of the Company would retain 20% or less of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such stockholders.

                           U.S. TELESIS HOLDINGS, INC.

                        NOTES TO THE FINANCIAL STATEMENTS

               FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002


NOTE 1 - General and Summary of Significant Accounting Policies (continued)
         ------------------------------------------------------

(B) - Net Loss per Common Share
      -------------------------

Net loss per common share is computed on the basis of the weighted average number of common shares outstanding during the period. Only the weighted average number of shares of common stock outstanding was used to compute basic loss per share for the three months ended March 31, 2003 and 2002, as outstanding warrants are anti-dilutive and are accordingly ignored.

(C) - Income Taxes
      ------------

The Company accounts for income taxes on the liability method, as provided by Statement of Financial Accounting Standards 109, Accounting for Income Taxes (SFAS 109) which requires the recognition of deferred tax assets and liabilities for the future tax consequences of temporary differences between the financial statement and tax basis carrying amounts of assets and liabilities. There were no deferred income taxes for the three months ended March 31, 2003 or 2002.

(D) - Use of Estimates
      ----------------

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(E) - Statements of Cash Flows
      ------------------------

For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

(F) - Recent Accounting Pronouncements
      --------------------------------

In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 145, "Rescission on FASB 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" (SFAS
145). Under SFAS 145, gains and losses related to the extinguishment of debt should no longer be segregated on the income statement from continuing operations. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002 with early adoption encouraged. The adoption of this standard is not expected to have a material effect on the Company.

                           U.S. TELESIS HOLDINGS, INC.

                        NOTES TO THE FINANCIAL STATEMENTS

               FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002


NOTE 1 - General and Summary of Significant Accounting Policies (continued)
         ------------------------------------------------------

In June 2002, the FASB issued Statement of Financial Accounting Standard 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 is effective for exit or disposal activities initiated on or after December 31, 2002. The effects of adopting this standard on the Company's financial statements are not expected to be material.

In December 2002, the FASB issued Statement of Financial Accounting Standard 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS
148). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of Statement of Financial Accounting Standard 123, "Accounting for Stock-Based Compensation" (SFAS 123), to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosures required by SFAS 148 are presently not applicable to the Company.

NOTE 2  - Concentration of Credit Risk - Cash and Cash Equivalents
          --------------------------------------------------------

The Company maintains its cash balances at a financial institution located in Tennessee. In the future the balance may exceed federally insured limits of $100,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash on deposit. The fair market value of this financial instrument approximates cost.

NOTE 3 - Income Taxes
         ------------

No income taxes were provided since the Company incurred losses from its inception. Due to the uncertainty of future taxable income, no future tax benefits have been recognized. As of March 31, 2003 the Company has net operating loss carry forwards totaling $1,370,280 expiring at various dates through 2023.

NOTE 4 - Industry Segment Information
         ----------------------------

The Company is presently not operating. Accordingly, segment information is not applicable.

                           U.S. TELESIS HOLDINGS, INC.

                        NOTES TO THE FINANCIAL STATEMENTS

               FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002


NOTE 5 - Stockholders' Equity/Related Party Transaction
         ----------------------------------------------

The Company is authorized to issue 51,000,000 shares of $.001 par value stock, of which 50,000,000 shares with a par value of $.001 is designated for common shares. The Company's certificate of incorporation authorizes a series of 1,000,000 shares of preferred stock with a par value of $.001 and with such rights, privileges and preferences as the board of directors may determine. Through March 31, 2003 the Company had not issued any shares of preferred stock.

By resolution dated October 12, 1999, the Company separately designated, but did not issue 8,000 of these shares as Series A Redeemable Convertible Preferred Stock with a stated value of $1,000 per share. The redemption price is $1,300 per share plus accumulated dividends. The shares are also convertible into common stock calculated on a formula based on the trading prices of the common stock.

The Company has 1,694,333 warrants outstanding which upon exercise at a price per share equal to $0.03 would result in the issuance of 1,694,333 shares of the Company's common stock and 1,694,333 additional warrants exercisable at a price per share equal to $0.05. If exercised, the warrants exercisable at $0.05 would result in the issuance of an additional 1,694,333 shares of the Company's common stock.

The Company has the right to call the warrants which can be exercised at a price per share equal to $0.03 if the average stock price of the Company is traded at a 20% premium in relation to the exercise price for 20 consecutive trading days.

During the three months ended March 31, 2003, the Company issued 300,000 shares of common stock to an officer of the Company valued at $5,700 in lieu of salary.

                         REPORT OF INDEPENDENT AUDITORS'

To the Board of Directors
U.S. Telesis Holdings, Inc.

We have audited the accompanying balance sheet of U.S. Telesis Holdings, Inc. as of December 31, 2002 and the related statements of operations and accumulated deficit, and cash flows for each of the years in the two-year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Telesis Holdings, Inc. as of December 31, 2002 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BP Professional Group LLP
    -------------------------
Farmingdale, NY
February 24, 2003

                           U.S. TELESIS HOLDINGS, INC.

                                  BALANCE SHEET

                                DECEMBER 31, 2002


Current Assets

Cash and cash equivalents                                        $      54,828
                                                                 -------------
Total current assets                                                    54,828
                                                                 -------------
Total Assets                                                     $      54,828
                                                                 =============
Liabilities and Stockholders' Equity

Current Liabilities

Accrued expenses                                                 $      10,635
                                                                 -------------
Total current liabilities                                               10,635
                                                                 -------------
Total Liabilities                                                       10,635
                                                                 -------------
Commitments and Contingencies (Note 2)

Stockholders' Equity

Preferred stock ($.001 par value, 1,000,000 shares
     authorized, none issued)                                                -

Common stock ($.001 par value, 50,000,000 shares
     authorized, 4,921,810 shares issued and outstanding)                4,922
Additional paid-in capital                                           1,392,780
Accumulated deficit                                                 (1,353,509)
                                                                 -------------
Total Stockholders' Equity                                              44,193
                                                                 -------------
Total Liabilities and Stockholders' Equity                       $      54,828
                                                                 =============





         The accompanying notes are an integral part of these statements

                           U.S. TELESIS HOLDINGS, INC.

                            STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                                       2002                2001
                                                                    ----------           ---------
Revenues:

Sales                                                              $         0         $           0
Interest income                                                            141                   670
                                                                   -----------         -------------
Total revenues                                                             141                   670
                                                                   -----------         -------------
Expenses:

Professional fees                                                          438                37,197
Other general and administrative expenses                               11,726                11,421
                                                                   -----------         -------------

Total expenses                                                          12,164                48,618
                                                                   -----------         -------------
Net loss                                                           $   (12,023)        $     (47,948)
                                                                   ============        ==============
Net loss per common share                                          $       NIL         $        (.01)
                                                                   ===========         ==============
Weighted average number of
common shares outstanding                                            4,921,810             4,921,814
                                                                   ===========         =============


         The accompanying notes are an integral part of these statements

                           U.S. TELESIS HOLDINGS, INC.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                           Common Stock           Additional                        Total
                                          .001 Par Value           Paid-in       Accumulated     Stockholders'
                                       Shares        Amount        Capital         Deficit          Equity
                                       ------        ------        -------         -------          ------

Balances - January 1, 2001            4,921,810    $   4,922    $ 1,392,780     $(1,293,538)    $    104,164

Net loss for the year ended
December 31, 2001                                                                (   47,948)     (    47,948)
                                     ----------    ---------    -----------     ------------    -------------
Balances -  December 31, 2001         4,921,810    $   4,922    $ 1,392,780     $(1,341,486)    $     56,216

Net loss for the year ended
December 31, 2002                                                                (  12,023)      (   12,023)
                                     ----------    ---------    -----------     ------------    -------------
Balances -  December 31, 2002         4,921,810    $   4,922    $ 1,392,780     $(1,353,509)    $    44,193
                                     ==========    =========    ===========     =============   =============




         The accompanying notes are an integral part of these statements

                           U.S. TELESIS HOLDINGS, INC.

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                                              2002                       2001
                                                                           ----------                  -------
Cash flows from operating activities:
Net loss                                                                   $(    12,023)           $(      47,948)
                                                                           -------------           ---------------
Adjustments to reconcile net loss to cash used by operating
activities

Decrease in prepaid expenses                                                          -                    20,000

Increase in accrued expenses:                                                       438                    11,723
                                                                           ------------            --------------

Total adjustments                                                                   438                    31,723
                                                                           ------------            --------------
Net cash used by operating activities                                           (11,585)                  (16,225)
                                                                           -------------           ---------------
Net decrease in cash and cash equivalents                                       (11,585)                  (16,225)

Cash and cash equivalents, beginning of period                                   66,413                    82,638
                                                                           ------------            --------------
Cash and cash equivalents, end of period                                   $     54,828            $       66,413
                                                                           ============            ==============

Supplemental Disclosure of Cash Flow Information:

Cash Paid During the Year for:
Interest expense                                                           $         -             $           -
                                                                           ============            =============
Income taxes                                                               $         -             $           -
                                                                           ============            =============


         The accompanying notes are an integral part of these statements

                           U.S. TELESIS HOLDINGS, INC.

                        NOTES TO THE FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 1 - General and Summary of Significant Accounting Policies
         ------------------------------------------------------

(A) - Nature of Business
      ------------------

U.S. Telesis Holdings, Inc. (the "Company"), formerly U.S. Telesis, Inc., was incorporated under the laws of the state of Delaware on August 25, 1998. In a merger agreement dated May 20, 1999, U.S. Telesis, Inc. merged with and into Woodland Communications Group, Inc. and thereafter on June 3, 1999, Woodland Communications Group, Inc. changed its name to U.S. Telesis Holdings, Inc.

The Company was organized to provide diverse telecommunications products and services to the small and medium business community in the southeastern United States and to develop a niche market strategy of reselling long distance services to the electrical cooperative community. As a result of the dramatic decline in the telecommunications industry, the Company has abandoned its business objective to provide such telecommunications products and services.

The Company's present plan is to become a current reporting company under the Securities Exchange Act of 1934 and to identify and complete a merger or acquisition with a private entity whose business presents an opportunity for the Company's stockholders. The Company's management will review and evaluate business ventures for possible mergers or acquisitions. The Company has not yet entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in a transaction, as of the date of this filing.

The Company anticipates that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at a specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under
Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the stockholders of the Company would retain 20% or less of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such stockholders.

                           U.S. TELESIS HOLDINGS, INC.

                        NOTES TO THE FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 1 - General and Summary of Significant Accounting Policies (continued)
         ------------------------------------------------------

(B) - Net Loss per Common Share
      -------------------------

Net loss per common share is computed on the basis of the weighted average number of common shares outstanding during the period. Only the weighted average number of shares of common stock outstanding was used to compute basic loss per share for the years ended December 31, 2002 and 2001.

(C) - Income Taxes
      ------------

The Company accounts for income taxes on the liability method, as provided by Statement of Financial Accounting Standards 109, Accounting for Income Taxes (SFAS 109) which requires the recognition of deferred tax assets and liabilities for the future tax consequences of temporary differences between the financial statement and tax basis carrying amounts of assets and liabilities. There were no deferred income taxes for the three months ended March 31, 2003 or 2002.

(D) - Use of Estimates
      ----------------

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(E) - Statements of Cash Flows
      ------------------------

For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

(F) - Recent Accounting Pronouncements
      --------------------------------

In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 145, "Rescission on FASB 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" (SFAS
145). Under SFAS 145, gains and losses related to the extinguishment of debt should no longer be segregated on the income statement from continuing operations. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002 with early adoption encouraged. The adoption of this standard is not expected to have a material effect on the Company.

                           U.S. TELESIS HOLDINGS, INC.

                        NOTES TO THE FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 1 - General and Summary of Significant Accounting Policies (continued)
         ------------------------------------------------------

In June 2002, the FASB issued Statement of Financial Accounting Standard 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 is effective for exit or disposal activities initiated on or after December 31, 2002. The effects of adopting this standard on the Company's financial statements are not expected to be material.

In December 2002, the FASB issued Statement of Financial Accounting Standard 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS
148). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of Statement of Financial Accounting Standard 123, "Accounting for Stock-Based Compensation" (SFAS 123), to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosures required by SFAS 148 are not presently applicable to the Company.

NOTE 2  - Concentration of Credit Risk - Cash and Cash Equivalents
          --------------------------------------------------------

The Company maintains its cash balances at a financial institution located in Tennessee. In the future the balance may exceed federally insured limits of $100,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash on deposit. The fair market value of this financial instrument approximates cost.

NOTE 3 - Income Taxes
         ------------

No income taxes were provided since the Company incurred losses from its inception. Due to the uncertainty of future taxable income, no future tax benefits have been recognized. At December 31, 2002 the Company has net operating loss carry forwards totaling $1,353,509 expiring at various dates through 2022.

NOTE 4 - Industry Segment Information
         ----------------------------

The Company is presently not operating. Accordingly, segment information is not applicable.

                           U.S. TELESIS HOLDINGS, INC.

                        NOTES TO THE FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 5 - Stockholders' Equity
         --------------------

The Company is authorized to issue 51,000,000 shares of $.001 par value stock, of which 50,000,000 shares with a par value of $.001 is designated for common shares. The Company's certificate of incorporation authorizes a series of 1,000,000 shares of preferred stock with a par value of $.001 and with such rights, privileges and preferences as the board of directors may determine. Through December 31, 2002 the Company had not issued any shares of preferred stock.

By resolution dated October 12, 1999, the Company separately designated 8,000 of these shares as Series A Redeemable Convertible Preferred Stock with a stated value of $1,000 per share. The redemption price is $1,300 per share plus accumulated dividends. The shares are also convertible into common stock calculated on a formula based on the trading prices of the common stock.

The Company has 1,694,333 warrants outstanding which upon exercise at a price per share equal to $0.03 would result in the issuance of 1,694,333 shares of the Company's common stock and 1,694,333 additional warrants exercisable at a price per share equal to $0.05. If exercised, the warrants exercisable at $0.05 would result in the issuance of an additional 1,694,333 shares of the Company's common stock.

The Company has the right to call the warrants which can be exercised at a price per share equal to $0.03 if the average stock price of the Company is traded at a 20% premium in relation to the exercise price for 20 consecutive trading days.

                                    PART III


ITEM 1.  INDEX TO EXHIBITS.

   EXHIBIT         DESCRIPTION
   -------         -----------

    2.1            Certificate of Incorporation, as Amended of U.S. Telesis
                   Holdings, Inc.

    2.2            By-Laws of U.S. Telesis Holdings, Inc.

ITEM 2.  DESCRIPTION OF EXHIBITS.

See Item 1 above.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                U.S. Telesis Holdings, Inc.
                                        ----------------------------------------


Date: July 11, 2003                     By: /s/  Nicholas Rigopulos
                                            ------------------------------------
                                            Name:   Nicholas Rigopulos
                                            Title:  Chief Executive Officer

                                  EXHIBIT INDEX
                                  -------------


   EXHIBIT         DESCRIPTION
   -------         -----------

    2.1            Certificate of Incorporation, as Amended of U.S. Telesis
                   Holdings, Inc.

    2.2            By-Laws of U.S. Telesis Holdings, Inc.